UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 GSI Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36229U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Tennenbaum Capital Partners, LLC
                          2951 28th Street, Suite 1000
                         Santa Monica, California 90405
                                 (310) 566-1000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 26, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               (Page 1 of 4 Pages)

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 2 of 4 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

             Tennenbaum Capital Partners, LLC (1)
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 1,325,135 shares
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                1,325,135 shares
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,325,135 shares
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              2.8% (2)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA, OO
------------- -----------------------------------------------------------------
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, INTER ALIA, Special Value Opportunities Fund, LLC, a Delaware limited liability company ("SVOF"), Special Value Expansion Fund, LLC, a Delaware limited liability company ("SVEF"), Special Value Continuation Partners, LP, a Delaware limited partnership ("SVCP"), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership ("TOP V"), which are the registered holders of shares of Common Stock of GSI Group Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2) Based on 47,591,899 shares of Common Stock of GSI Group Inc. outstanding as set forth by GSI Group Inc. in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on October 23, 2008.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 3 of 4 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 2 (the "Amendment") amends the statement on Schedule 13D filed on July 9, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D and Amendment No. 1. This Amendment amends Item 4 as set forth below.


ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As previously disclosed, the Reporting Person continues to have discussions with the Issuer and other shareholders regarding the Reporting Person's investment and implementation of the Plan. In furtherance of this, the Reporting Person has entered into discussions with the Issuer and members of the Equity Committee regarding the Plan and possible modifications to the Plan, including, without limitation, exchanging the Notes for any combination of one or more of the following: new secured debt, notes convertible into common stock of the reorganized issues, preferred stock convertible into common stock of the reorganized issues, common stock of the reorganized issues and/or cash. The Reporting Person is unsure about the ultimate outcome of such discussions or the timing of coming to agreement.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 4 of 4 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: March 3, 2010

            TENNENBAUM CAPITAL PARTNERS, LLC,
            a Delaware limited liability company

            By: /s/ Elizabeth Greenwood
                ------------------------
                Name:   Elizabeth Greenwood
                Title:  General Counsel & Chief Compliance Officer